Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES STRONG FIRST QUARTER OPERATIONAL AND FINANCIAL RESULTS

(Calgary, May 3, 2016) – Pengrowth Energy Corporation is pleased to announce its financial and operating results for the three months ended March 31, 2016. Pengrowth delivered strong first quarter operating and financial results, driven by its substantial hedge book and the low decline nature of its asset base. During the quarter, Pengrowth continued to curtail spending, manage costs and direct excess funds flow and net proceeds from its ongoing asset disposition program to reducing its outstanding debt.

Consistent with its strategy to prudently manage its business in the current low commodity price environment, the Company invested very little development capital in the quarter, instead allocating the bulk of the capital to maintenance and enhancement activities to its ongoing operations. Despite the lack of development capital, Pengrowth delivered average production of 62,056 barrels of oil equivalent (boe) per day in the quarter compared to fourth quarter 2015 average production of 67,934 boe per day. The primary reason for the decline is 5,000 boe per day of asset dispositions in the fourth quarter, with the underlying base decline being offset by increasing Lindbergh production and a partial Sable condensate shipment. Production from Pengrowth's Lindbergh thermal oil project continued to ramp-up, averaging 15,256 barrel per day (bbl per day) at an average steam oil ratio (SOR) of 2.3 in the first quarter. With the growth in Lindbergh production, Pengrowth's liquids volumes have increased six percent year-over-year, in keeping with the Company's long-term objective of moving production towards a higher liquids weighting.
Pengrowth continues to benefit from its robust commodity hedging program, which has been providing strength and stability to its operating netbacks and resulting funds flow despite continued weak commodity prices. Realized first quarter pricing for crude oil and natural gas, after the impacts of hedging, were Cdn $66.98 per bbl and Cdn $3.33 per Mcf, respectively, resulting in hedging gains of $127.0 million compared to $97.7 million of gains in the fourth quarter of 2015. The hedging program allowed the Company to generate funds flow of $106.2 million in the quarter, despite commodity prices declining by an average of 16 percent from the fourth quarter of 2015. Pengrowth remains well hedged for the remainder of 2016 with approximately 79 percent of its oil production hedged at Cdn $85.01 per bbl and 97 percent of its natural gas production locked in at Cdn $3.25 per Mcf and enjoys a hedge book valued at $321 million as at April 29, 2016, including foreign exchange hedges.

At the end of the first quarter, Pengrowth's outstanding debt declined by approximately $173 million to $1.68 billion from $1.86 billion at December 31, 2015, and the Company's $1.0 billion term credit facility was essentially undrawn. The Company was able to reduce its debt through a combination of funds flow from operations, supported by a significant hedging program, disposition proceeds, ongoing cost reduction initiatives and favourable movements in Canadian foreign exchange rates. In addition, Pengrowth was successful in repurchasing approximately $9.7 million principal amount of its convertible debentures at a significant discount to face value during the quarter. Further debt reduction initiatives remain in place, including the ongoing asset disposition program.
Financial and Operating Highlights:
•	Lindbergh production continued to ramp-up, increasing approximately seven percent in the quarter, averaging 15,256 bbl per day at an average SOR of 2.3 compared to 14,274 bbl per day in the fourth quarter 2015.
•	Achieved first quarter average production of 62,056 boe per day, a decline of nine percent compared to 67,934 boe per day in the fourth quarter 2015 primarily due to 5,000 boe per day of asset dispositions closed in the fourth quarter.
•	Generated first quarter funds flow from operations of $106.2 million ($0.20 per share), down approximately seven percent from the fourth quarter 2015 funds flow of $114.2 million ($0.21 per share), despite a 16 percent decline in commodity prices quarter over quarter.
•	First quarter operating netback of $27.31 per boe, including hedging gains, increased approximately nine percent compared to $25.07 per boe in the fourth quarter 2015.
•	Realized commodity risk management gains of $127.0 million during the quarter. As at April 29, 2016, the unrealized value of Pengrowth's outstanding foreign exchange, power and commodity price hedges was $321 million.
•	Reduced total debt by approximately $173 million to $1.68 billion from $1.86 billion at December 31, 2015.
•	Increased oil hedge contracts in 2017 to 15,000 bbl per day or approximately 50 percent of estimated 2016 oil production at an average price of Cdn$ 67.03 per bbl.

"We are proud of the strong, consistent operating and financial results that we have been delivering, notwithstanding the difficult environment in which we have been operating. Our assets have been performing well and our significant hedge book has been providing strength and stability to our cash flows," said Derek Evans, President and Chief Executive Officer of Pengrowth. "This strong performance has allowed us to make significant strides on our debt reduction efforts as we further reduced our debt by $173 million in the quarter, in addition to the $280 million reduction we posted in 2015. We remain on course with our debt reduction plans and will continue to take the steps within our control to ensure that we efficiently manage our business while working to reduce our corporate indebtedness further."

Summary of Financial & Operating Results
	Three months ended
(monetary amounts in millions except per boe and per share amounts)	Mar 31, 2016	Dec 31, 2015	% Change	Mar 31, 2015	(1)	% Change
PRODUCTION
Average daily production (boe/d)	62,056	67,934	(9)	69,334		(10)
FINANCIAL
Funds flow from operations (2) (3)	$106.2	$114.2	(7)	$113.0		(6)
Funds flow from operations per share (2) (3)	$0.20	$0.21	(5)	$0.21		(5)
Oil and gas sales	$114.2	$169.1	(32)	$199.9		(43)
Oil and gas sales per boe	$20.22	$27.06	(25)	$32.03		(37)
Realized commodity risk management gains (losses)	$127.0	$97.7	30	$85.7		48
Realized commodity risk management gains (losses) per boe	$22.49	$15.63	44	$13.74		64
Operating expenses	$70.1	$81.4	(14)	$92.9		(25)
Operating expenses per boe	$12.41	$13.02	(5)	$14.89		(17)
Royalty expenses	$8.1	$19.1	(58)	$24.8		(67)
Royalty expenses per boe	$1.43	$3.06	(53)	$3.97		(64)
Royalty expenses as a percent of sales	7.1%	11.3%		12.4%
Operating netback per boe (2)	$27.31	$25.07	9	$25.37		8
Total cash G&A expenses (2)	$18.8	$15.8	19	$24.9		(24)
Total cash G&A expenses per boe (2)	$3.33	$2.53	32	$3.99		(17)
Capital expenditures	$8.7	$19.1	(54)	$98.4		(91)
Cash dispositions (4)	$12.8	$183.4	(93)	$0.5
Dividends paid	$—	$5.5	(100)	$53.4		(100)
Dividends paid per share	$—	$0.01	(100)	$0.10		(100)
Number of shares outstanding at period end (000's)	547,443	543,033	1	537,977		2
Weighted average number of shares outstanding (000's)	543,517	543,033	—	535,203		2
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (2)	$0.5	$(463.4)	(100)	$64.8		(99)
Net income (loss)	$25.0	$(468.6)	(105)	$(160.5)		(116)
Net income (loss) per share	$0.05	$(0.86)	(106)	$(0.30)		(117)
DEBT (5)
Senior debt	$1,556.2	$1,719.5	(9)	$1,898.6		(18)
Convertible debentures	$127.3	$137.0	(7)	$137.1		(7)
Total debt before working capital	$1,683.5	$1,856.5	(9)	$2,035.7		(17)
CONTRIBUTION BASED ON OPERATING NETBACKS (2)
Light oil	88%	52%		57%
Heavy oil	11%	42%		14%
Natural gas liquids	—%	4%		3%
Natural gas	1%	2%		26%

(1)	First quarter of 2015 contains only Lindbergh pilot project production and related revenue and expenses. The expenses, net of revenue, from the first commercial phase of the Lindbergh thermal project ("Lindbergh Phase 1") were capitalized and hence excluded from the operating results until April 1, 2015 when commerciality of the project was declared.
(2)	See the Non-GAAP and Operational Measures disclosures at end of this release.
(3)	Funds flow from operations for the three and twelve months ended December 31, 2015 excludes $0.2 million and $94.1 million, respectively, of gains related to the 2015 settlement of foreign exchange swap contracts.
(4)	Percentage changes in excess of 500 are excluded.
(5)	Debt includes the current and long term portions.

Funds Flow from Operations
Pengrowth's first quarter 2016 funds flow from operations of $106.2 million ($0.20 per share) decreased seven percent compared to fourth quarter 2015 funds flow of $114.2 million ($0.21 per share). The decrease in funds flow quarter over quarter was primarily driven by lower volumes and lower commodity prices, which were mostly offset by higher realized commodity risk management gains combined with lower royalties and operating expenses.
Production
Average daily production of 62,056 boe per day in the quarter decreased compared to the fourth quarter 2015 average daily production of 67,934 boe per day. The primary reason for the decline is 5,000 boe per day of asset dispositions in the fourth quarter, with the underlying base decline being offset by increasing Lindbergh production and a partial Sable condensate shipment.
Pengrowth is updating its 2016 full-year production guidance to account for the 2,000 boe per day of asset sales and swaps in the quarter, the shut-in of the Judy Creek miscible flood (approximately 300 boe per day) and the reduction in the rate of ramp-up on a portion of the Lindbergh Phase One wells (approximately 700 boe per day).
Pengrowth now expects full-year average daily production to be within a range of 56,000 to 58,000 boe per day, down from the previous guidance of 59,000 to 61,000 boe per day.
Lindbergh
Lindbergh, Pengrowth's 100 percent owned and operated thermal project, is located in the Cold Lake area of eastern Alberta. The project offers Pengrowth the potential to ultimately develop annual production of 40,000 to 50,000 bbl per day, starting with the initial 12,500 bbl per day commercial phase which came on-stream in 2015.
Lindbergh thermal production continued to ramp-up during the quarter, averaging 15,256 bbl per day at an average SOR of 2.3. This is an increase of seven percent from the average fourth quarter production of 14,274 bbl per day at an average SOR of 2.1.

The original two pilot well pairs that have been on production for 48 months have recovered approximately 2.3 million barrels of the 2.4 million barrels that were originally estimated to be recovered. Performance from the pilot wells continues to be robust with the current combined production rate being approximately 1,300 bbl per day at an average SOR of 3.3. The stronger production performance and shallower declines from the pilot wells are pointing to higher recovery factors than originally modeled.

Production from the 20 well pairs on the Lindbergh Phase One well pads continues to ramp-up. These pads are exhibiting a slower ramp-up compared to the pilot wells due to their average shorter well lengths and the decision to place the wells deeper in the Lloydminster reservoir to allow heating of more bitumen resource. Pengrowth expects to see a reduced peak production rate and an extended plateau period but no changes to the estimated ultimate recovery of the wells. As a result, Lindbergh production is expected to average 15,700 bbl per day for the year.

Capital Expenditures
Pengrowth continued with its strategy of deferring significant development capital expenditures until a sustained recovery in commodity prices is present. First quarter of 2016 capital expenditures were limited to $8.7 million with approximately 24 percent of the capital being spent at Lindbergh on expansion phase engineering and development and 59 percent being spent on turnaround, safety, integrity, and maintenance and enhancement activities.
Operating Expenses
Operating expenses of $70.1 million ($12.41 per boe) in the quarter decreased $11.3 million or 14 percent compared to the fourth quarter 2015 operating expenses of $81.4 million ($13.02 per boe). The lower expenses in the current quarter were primarily due to the absence of operating expenses related to the divested properties. This was in addition to reduced activity and a reduction in third party service rates which further highlighted Pengrowth's ongoing focus on cost control efforts. Pengrowth expects to generate additional savings in 2016 of approximately $24 million to aggregate operating expenses relating to the disposed properties and curtailed activity.
On a per boe basis, first quarter of 2016 operating expenses decreased $0.61 per boe compared to the fourth quarter primarily due to divestment of higher operating cost properties and ongoing cost control efforts. While first quarter per boe costs were below full year guidance, Pengrowth has scheduled two major planned turnarounds in the conventional business segment, one at Olds, which will be carried out in the second quarter and one at Swan Hills, to be carried out later in the year. These turnarounds are expected to result in higher unit operating costs and, when coupled with the lower expected production volumes in 2016 due to first quarter dispositions, the per boe estimates remain within original guidance of $15.25 to $16.25 per boe.
General and Administrative Expenses
First quarter 2016 cash G&A expenses of $18.8 million ($3.33 per boe) increased by approximately $3.0 million or 19 percent  compared to fourth quarter 2015 cash G&A of $15.8 million ($2.53 per boe). The higher expenses in the quarter were mainly driven by an increase in the mark to market value of the cash-settled share based compensation expense resulting from a 67 percent increase in the March 31, 2016 closing share price relative to December 31, 2015.
Cash G&A expenses are expected to remain within original guidance of $2.75 to $3.25 per boe.
Adjusted Net Income (Loss)
Pengrowth reports adjusted net income to remove the effect of unrealized gains and losses on its earnings. In the first quarter, Pengrowth reported adjusted net income of $0.5 million compared to an adjusted net loss of $463.4 million in the fourth quarter of 2015. The significant improvement in the reported net loss was primarily due to the absence of the non-cash impairment charges recorded in the fourth quarter of 2015.

Financial Flexibility and Liquidity
Pengrowth is committed to ensuring its financial flexibility in 2016. The Company has a $1.0 billion committed revolving credit facility which is covenant based and is not subject to review until March 31, 2019. The Company has no scheduled debt maturities in 2016 and has been working to reduce its outstanding debt position through a combination of funds flow from operations, supported by a significant hedging program, disposition proceeds and its ongoing cost reduction initiatives in 2016. During the quarter, approximately $9.7 million principal amount of convertible debentures were repurchased at a significant discount to face value. At the end of the quarter, the $1.0 billion committed revolving credit facility was essentially undrawn.

Pengrowth's total debt before working capital at March, 31, 2016 was $1.68 billion, a reduction of $173 million or approximately nine percent from December 31, 2015 value of $1.86 billion. The reduction in debt was through a combination of the debt repayment efforts mentioned earlier combined with a favourable movement in the Canadian foreign exchange rates in the quarter. As the majority of Pengrowth's debt is denominated in U.S. dollars and U.K. pound sterling, the strengthening of the Canadian dollar relative to these currencies since December 31, 2015 drove the Canadian dollar equivalent debt balance down by approximately $98 million.
Commodity Risk Management
Pengrowth has extensive oil and natural gas hedges in place through the end of 2016 that are expected to provide a significant degree of cash flow certainty notwithstanding the current low commodity price environment. For the remainder of 2016, the Company has approximately 22,505 bbl per day of 2016 crude oil production (79 percent of 2016 estimated oil production) hedged at Cdn $85.01 per bbl and approximately 125 million cubic feet per day (MMcf per day) of 2016 natural gas production (97 percent of 2016 estimated gas production) hedged at Cdn $3.25 per Mcf. The Company also has significant natural gas hedges in place for 2017 and 2018 and continues to target opportunities to add additional crude oil hedges for 2017 and 2018 should the commodity price opportunity present itself. The mark to market value of Pengrowth's hedge book, including foreign exchange hedges was approximately $321 million as at April 29, 2016.

A summary of Pengrowth's commodity risk management contracts in place as at April 29, 2016 is provided in the table below. A complete listing of all risk management contracts in place at March 31, 2016 is available in the MD&A.
Summary of Commodity Risk Management Contracts
	Volume	Average Price
Crude Oil (bbl per day)		($Cdn/bbl)
Remainder of 2016	22,505	$85.01
2017	15,000	$67.03
2018	5,500	$80.49
Natural Gas (MMcf per day)		($Cdn/Mcf)
Remainder of 2016	124.8	$3.25
2017	90.6	$3.47
2018	66.3	$3.59
2019	2.4	$3.52

Outlook
As the first quarter progressed, global crude oil prices staged a modest recovery from their January lows and subsequent to the end of the quarter, prices have continued to strengthen with West Texas crude trading above US $45.00 per bbl. This has resulted in an improving tone in the asset disposition market which is expected to benefit Pengrowth as it continues with its asset disposition program in 2016. Despite the strengthening in crude oil prices, Pengrowth continues with its cost management efforts which, to date, have allowed the Company to generate significant cost savings across all segments of its business. The Company remains committed to ensuring its financial flexibility in 2016 and expects to direct all excess cash flow from its hedging program, disposition proceeds, and funds flow from operations towards reducing its outstanding debt position.
NYSE Continued Listing Standard Notification
Pengrowth is pleased to announce that it received notification on May 2, 2016 from the NYSE that it is in compliance with the continued listing standards of the NYSE as of April 29, 2016. Pengrowth's average closing price of its common shares for the 30 trading days ended April 29, 2016 and the closing price of its common shares on April 29, 2016 both exceeded US $1.00. On October 29, 2015 Pengrowth received notice from the NYSE that it was no longer in compliance with the NYSE's continued listing standard in relation to the trading value of its common stock. The continued listing standard requires a minimum average closing price of US $1.00 over a consecutive 30 day trading period.

Pengrowth's unaudited Financial Statements for the three months ended March 31, 2016 and related Management's Discussion and Analysis can be viewed on Pengrowth's website at www.pengrowth.com. They have also been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Annual Meeting
Pengrowth's 2016 annual meeting of shareholders will be held on June 28, 2016 at 3:00 p.m. Mountain Time at the Metropolitan Conference Centre, located at 333 - Fourth Avenue SW, Calgary, Alberta. Information circulars and proxy forms pertaining to this meeting are expected to be mailed in late May to shareholders of record as of May 16, 2016.  Two of Pengrowth's incumbent Directors, Mr. John B. Zaozirny, Chairman of the Board and Mr. Michael S. Parrett, will be retiring at the meeting and are not standing for re-election, reducing Pengrowth's board size to eight members. Mr. Zaozirny and Mr. Parrett have served as directors of Pengrowth and its predecessors since 1988 and 2004, respectively. Given that the Chairman of the Board will be retiring, it will be necessary for the Board to appoint a new Chair. The Board has determined that, assuming all members are re-elected at the meeting, Mr. Kelvin B. Johnston will assume the Chair position following the Meeting.
Analyst call
Pengrowth will host an analyst call and listen only audio webcast beginning at 6:15 A.M. Mountain Time (MT) on Wednesday, May 4, 2016, during which management will review Pengrowth's first quarter results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (800) 396-7098 or Toronto local (416) 340-8530
Live listen only audio webcast: http://www.gowebcasting.com/7459

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to ongoing asset disposition program; strategy to prudently manage its balance sheet; Company's long term objective of moving production to a liquids weighting; continued benefit of commodity hedges; hedge position for the remainder of 2016; debt reduction initiatives including ongoing asset disposition program; expectation that debt reduction initiatives will enhance the Company's financial flexibility; prudent cost management and targeted efforts to reduce indebtedness; hedge book protecting funds flow; layering in of additional hedges for 2017 and 2018; future production guidance; anticipated operating costs savings through the remainder of 2016; planned turnarounds and the impact thereof; expected operating costs and G&A expenses; financial flexibility; credit facility not being subject to review until March 31, 2019; no scheduled debt maturities in 2016; commodity risk management contracts in place for the remainder of 2016, 2017, 2018 and 2019; and annual meeting time, proposed slate of directors, retirement of two directors and the appointment of a new Chair of the Board expected to occur after the annual meeting. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in the MD&A and under "Risk Factors" in the AIF.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP and Operational Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents additional and non-GAAP measures including adjusted net income (loss), operating netbacks, total debt before working capital, total debt including working capital, cash G&A expenses and funds flow from operations.

These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures are provided, in part, to assist readers in determining Pengrowth's ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth's ongoing business on an overall basis.

 These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-GAAP measures can be found in the MD&A.